SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 26 May 2006

InterContinental Hotels Group PLC
(Registrant's name)

67 Alma Road, Windsor, Berkshire, SL4 3HD, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

Exhibit Number	Exhibit Description
99.1	Director/PDMR Shareholding dated 15 May 2006
99.2	Director/PDMR Shareholding dated 16 May 2006
99.3	Transaction in Own Shares dated 16 May 2006
99.4	Transaction in Own Shares dated 17 May 2006
99.5	Director/PDMR Shareholding dated 18 May 2006
99.6	Transaction in Own Shares dated 18 May 2006
99.7	Transaction in Own Shares dated 19 May 2006
99.8	Transaction in Own Shares dated 22 May 2006
99.9	Transaction in Own Shares dated 23 May 2006
99.10	Transaction in Own Shares dated 24 May 2006
99.11	Transaction in Own Shares dated 25 May 2006

99.1

                       InterContinental Hotels Group PLC
       Technical Interest of Directors and Persons Discharging Managerial
                                 Responsibility
                   in Employee Share Ownership Trust (Jersey)

Following a release of shares to participants (not Directors) under the
Executive Share Option Plan on 12 May 2006, InterContinental Hotels Group PLC
confirms that the new total holding of the InterContinental Hotels Group PLC
Employee Share Ownership Trust (Jersey) as detailed below:

Number of shares/amount of stock disposed                    - 32,660

Total holding in the Trust following this notification    - 2,646,493
Ordinary shares

99.2

                       InterContinental Hotels Group PLC
       Technical Interest of Directors and Persons Discharging Managerial
                                 Responsibility
                   in Employee Share Ownership Trust (Jersey)

Following a release of shares to participants (not Directors) under the
Executive Share Option Plan on 16 May 2006, InterContinental Hotels Group PLC
confirms that the new total holding of the InterContinental Hotels Group PLC
Employee Share Ownership Trust (Jersey) as detailed below:

Number of shares/amount of stock disposed                          - 6,908

Total holding in the Trust following this notification             - 2,639,585
Ordinary shares

The following directors and persons discharging managerial responsibility, who are among the potential beneficiaries of the ESOT- Andrew Cosslett, Richard
Hartman, Stevan Porter, Richard Solomons, Tom Conophy, Peter Gowers, Tracy
Robbins and Richard Winter- are technically deemed to be interested in those shares.

The following directors and persons discharging managerial responsibility, who are among the potential beneficiaries of the ESOT- Andrew Cosslett, Richard
Hartman, Stevan Porter, Richard Solomons, Tom Conophy, Peter Gowers, Tracy
Robbins and Richard Winter- are technically deemed to be interested in those shares.

99.3

Intercontinental Hotels Group plc: Purchase of Own Shares

Intercontinental Hotels Group plc announces that today it purchased for cancellation 360,000 of its ordinary shares at a price of 945.94p per share.

99.4

Intercontinental Hotels Group plc: Purchase of Own Shares

Intercontinental Hotels Group plc announces that today it purchased for cancellation 625,000 of its ordinary shares at a price of 948.269p per share.

99.5

                       InterContinental Hotels Group PLC
       Technical Interest of Directors and Persons Discharging Managerial
                                 Responsibility
                   in Employee Share Ownership Trust (Jersey)

Following a release of shares to participants (not Directors) under the
Executive Share Option Plan on 17 May 2006, InterContinental Hotels Group PLC
confirms that the new total holding of the InterContinental Hotels Group PLC
Employee Share Ownership Trust (Jersey) as detailed below:

Number of shares/amount of stock disposed                    - 17,954
Total holding in the Trust following this notification       - 2,621,631
Ordinary shares

The following directors and persons discharging managerial responsibility, who are among the potential beneficiaries of the ESOT- Andrew Cosslett, Richard
Hartman, Stevan Porter, Richard Solomons, Tom Conophy, Peter Gowers, Tracy
Robbins and Richard Winter- are technically deemed to be interested in those shares.

99.6

Intercontinental Hotels Group plc: Purchase of Own Shares

Intercontinental Hotels Group plc announces that today it purchased for cancellation 755,000 of its ordinary shares at a price of 914.28p per share.

99.7

Intercontinental Hotels Group plc: Purchase of Own Shares

Intercontinental Hotels Group plc announces that today it purchased for cancellation 620,000 of its ordinary shares at a price of 912.47p per share.

99.8

Intercontinental Hotels Group plc: Purchase of Own Shares

Intercontinental Hotels Group plc announces that today it purchased for cancellation 658,000 of its ordinary shares at a price of 899.71p per share.

99.9

Intercontinental Hotels Group plc: Purchase of Own Shares

Intercontinental Hotels Group plc announces that today it purchased for cancellation 620,000 of its ordinary shares at a price of 916.98p per share.

99.10

Intercontinental Hotels Group plc: Purchase of Own Shares

Intercontinental Hotels Group plc announces that today it purchased for cancellation 362,000 of its ordinary shares at a price of 909.75p per share.

99.11

Intercontinental Hotels Group plc: Purchase of Own Shares

Intercontinental Hotels Group plc announces that today it purchased for cancellation 500,000 of its ordinary shares at a price of 905.68p per share.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	26 May 2006